EXHIBIT 99.1

CAUTIONARY STATEMENTS

Press releases and other documents we file with the Securities and Exchange Commission may contain or incorporate by reference forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. The words “anticipates,” “intends,” “expects,” “could,” “should,” “plans,” “believes,” “estimates” or words or phrases of similar import generally identify forward-looking statements. You are cautioned that forward-looking statements are subject to risks, trends and uncertainties that could cause actual results, performance or achievements to differ materially from those expressed in any forward-looking statements. Important factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements include, but are not limited to, those indicated below. We undertake no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to future results over time.

A significant number of our active members accounts are obtained from our relationships with airlines and other reward program partners.

We depend on our relationships with reward program partners for a significant number of our members and a significant portion of our revenue. We are particularly dependent on our relationships with airline frequent flyer programs. For the six months June 30, 2004, approximately 56% of our sales were derived from active members accounts enrolled through their airline frequent flyer programs. As of June 30, 2004, we had contracts or relationships with nine major airlines, and approximately 2.2 million of our 3.5 million active member accounts were enrolled through airline frequent flyer programs. In addition, as of June 30, 2004, active member accounts enrolled through two of our reward program partners accounted for approximately 40% of our active member accounts over the previous 12 months and for approximately 34% of our dining sales for the six months ended June 30, 2004. Active member accounts enrolled through the reward programs of each of United Airlines and Upromise, Inc. separately accounted for more than 10% of our revenue for that same period.

If our contracts or relationships with our reward program partners terminate, we will likely lose those member accounts that are enrolled in our programs through these reward program partners. Each year a number of these contracts are subject to renewal. We cannot assure you that any of our contracts with our reward program partners will be renewed or, if renewed, will be renewed on terms as favorable to us as the current terms. Moreover, we cannot assure you that our relationships with our reward program partners with which we do not have contracts will continue or will continue on terms as favorable to us as the current terms. If our reward program partner contracts are terminated, are not renewed or are renewed on less favorable terms, or if our reward program partner relationships are terminated or altered in ways unfavorable to us, the number of members in our programs could significantly decline, and there could be an adverse effect on our business, financial condition and results of operations. For example, if the airlines raise the price for us to purchase airline frequent flyer miles, there could be an adverse effect on our business, financial condition and results of operations.

In addition, some of our relationships with reward program partners depend upon the use of bank affinity credit cards that are associated with our reward program partners. If the relationship between a reward program partner and a credit card issuer terminates, we may lose access to the member accounts enrolled through that credit card program, and this could have an adverse effect on our business, financial condition and results of operations.

A significant amount of our rewards currency is concentrated in one industry group.

A significant portion of rewards we give our members consists of airline miles. We expect this to continue and, perhaps, increase if our strategy to expand the use of airline miles as a reward currency materializes.

Although airline miles are currently considered to be an attractive rewards currency, there is no assurance that airline miles rewards will continue to be viewed favorably by consumers and members. The terms of frequent flyer programs are subject to change at the discretion of the airlines, and changes to these programs may make frequent flyer miles a less attractive currency. For example, if the airlines increase the number of miles required to earn travel rewards, reduce the number of seats available for reward travel or otherwise limit the availability of redemption options, the attractiveness of airline miles will diminish and may result in reduced membership in our programs and in reduced usage of our loyalty and rewards programs. This could have an adverse effect on our business, financial condition and results of operations.

Furthermore, a sustained economic downturn in the airline industry could have an adverse effect on our business, financial condition and results of operations as there is no assurance that we can convert members who choose frequent flyer miles over our other rewards currencies to other forms of rewards should the airlines no longer be able to participate. Since September 11, 2001, the airline industry has generally suffered a significant decline in passenger traffic and profitability, including several airlines with which we have rewards program relationships. Although US Airways and United Airlines have continued to honor their outstanding frequent flyer miles after filing for bankruptcy protection, there is no assurance that they or any other airline will continue to offer frequent flyer programs or to sell frequent flyer miles to third parties such as us. The continued impact of the economic downturn of the airline industry on our airline partners may result in the diminished attractiveness of airline miles as a rewards currency that we offer to our members and, thus, reduce the usage of our loyalty and rewards programs. This could have an adverse effect on our business, financial condition and results of operations.

We depend on our ability to attract and retain merchants and members.

Our business requires significant marketing efforts. Partially due to the high rate of restaurant failures, we are always at risk for decreases in the number of participating restaurants. Because of this, we constantly need to recruit new restaurants to participate in our programs. Moreover, we need to continually demonstrate to our participating and prospective merchants that we generate incremental business for our participating merchants. If we are unable to do so, we may not be able to recruit new participating merchants or retain our existing participating merchants.

We depend on our ability to recruit merchants and members. Failure to procure contracts with a sufficient number of desirable merchants in a timely manner or any significant reduction in business from participating merchants in any market would reduce our revenue and adversely affect our business, financial condition and results of operations. In addition, an absence of desirable merchants could cause members to either become less engaged or cancel their memberships with us or cause affiliates and partners to choose not to participate in our loyalty and rewards programs. This would reduce our revenues and profitability and harm our ability to attract new members and participating merchants. Any decline in member usage or membership enrollments would also slow the turnover of the food and beverage credits we purchase from participating restaurants (“Rights to Receive”), causing a decline in revenue and a higher cost of financing our Rights to Receive inventory, and this could adversely affect our business, financial condition and results of operations.

We must also continue to increase our number of active member accounts and the frequency with which our members patronize participating merchants. Any number of factors could affect the frequency with which members participate in our programs or whether consumers enroll in any of our programs at all. These factors include (1) consumer tastes and preferences, (2) the frequency with which consumers dine out or stay at hotels, (3) the number of desirable merchants participating, (4) general economic conditions, (5) weather conditions and (6) the availability of alternative discount programs in the local regions where consumers live and work. Any significant decline in usage or increase in membership cancellations, without a corresponding increase in new member enrollments, could make our programs less desirable to participating or prospective merchants, would adversely affect our revenue and could have a material adverse effect on our business, financial condition and results of operations.

We must expand our number of marketing personnel and enter into new marketing relationships to help gain access to large groups of potential members. We have relationships with various organizations for the marketing, support and endorsement of our services and products. For example, we rely on our agreements with banks, credit card issuers, corporations, airline frequent flyer programs, member savings and loyalty programs and other entities across the country to market our services to their existing and future customers. However, we need to expand these relationships and enter into new relationships. The development and management of these relationships (including keeping our web site content attractive) may be a long and difficult process, requires experienced sales and marketing personnel and may not be successful.

During an initial annual membership term or a renewal term, members who pay a fee may cancel their memberships in the program, generally for a pro rata refund of the membership fees for that period. Accordingly, profitability of our programs depends, in part, on recurring and sustained fee membership renewals.

Our inability to maintain an appropriate balance between the number of members and the number of participating merchants in each market may adversely affect our business, financial condition and results of operations.

The success of our business depends on our ability to maintain an appropriate ratio of members to participating merchants within each geographic market we serve. If we have too many members and too few participating merchants, our member base may become dissatisfied and/or participating merchants may experience a higher volume of rewards business than anticipated. This could result in low program usage, high membership cancellations and participating merchant attrition. Alternatively, if too many merchants participate in our programs with too few members, Rights to Receive turnover and general usage will be reduced, resulting in reduced revenue. Managing this ratio requires us, among other things, to anticipate trends within a market and the desires of our members and participating merchants. We cannot assure you that we will be able to manage this balance effectively in each of our markets. Our failure to do so could adversely affect our business, financial condition and results of operations.

Our new program offering members rewards for patronizing select hotels may not be successful.

We have recently begun offering cash-denominated rewards and airline mileage credits to our members based on their use of select hotels that participate in our loyalty and rewards program. The development of this new program has required and will require us to make significant investments of management time and infrastructure, as well as funds. Until the second quarter of 2003, we had no experience in the hotel industry, and, to our knowledge, there were no independent third-party rewards program providers in the hotel industry. We cannot assure you that our program will be successful.

In offering this program, we encounter competition from other companies that offer discounts to the public for patronizing the hotels that participate in their programs. These other companies are larger and better financed than us. Moreover, these other companies have already developed large numbers of participating hotels, including hotels that are members of national chains, and have invested significantly in developing brand recognition and public awareness of their programs. The success of our hotel loyalty and rewards program will also depend significantly upon the timeliness and the accuracy of the information and the cooperation we receive from our participating hotels.

Our expansion of our dining rewards program into Canada may not be successful.

We recently announced the expansion of our dining rewards program into Canada. This expansion effort has required and will require us to make significant investments of management time and infrastructure, as well as funds. Prior to our expansion into Canada, we had no direct experience in markets outside the United States. We cannot assure you that we will be successful in having our dining rewards program accepted by Canadian merchants and members.

There may be Canadian laws and regulations that differ materially from the laws and regulations of the United States and, as a result, we may be subject to restrictions on the conduct of our business in Canada that we are not subject to in the United States. Conducting business in Canada requires us to enter into new relationships with Canadian credit card processors, whose guidelines may now or in the future place restrictions on the manner in which we conduct business in Canada. We will face competitors in Canada who have already established a network of restaurant merchants and a base of Canadian members. We cannot assure you that our expansion into Canada will be successful.

Changes to card association rules and practices could adversely affect our business, financial condition and results of operations.

Our business model depends on our ability to obtain information with respect to credit card transactions made by our members at our participating merchants. Current VISA and MasterCard rules and practices permit the aggregation of data for credit card transactions at our participating merchants and the comparison of this data with a file containing our members’ registered card information. However, there is no assurance that card association rules and practices will not change to limit our ability to do this. Any change in the credit card association rules or practices that limits our ability to obtain or use credit card transaction information could adversely affect our business, financial condition and results of operations.

We depend upon our relationships with transaction processors, presenters and aggregators.

Credit card transaction processing is an integral part of our business, and our relationships with credit card processors, transaction presenters and aggregators of credit card transactions are very important. We currently have contracts with a significant number of presenters of credit card transactions. If these relationships terminate and we are unable to find suitable replacements, our ability to receive and process merchant transactions could be impaired, which would expose us to potential liability and could have an adverse effect on our business, financial condition and results of operations.

Network interruptions or processing errors could adversely affect our business, financial condition and results of operations.

We depend on the functionality of transaction processing networks. Network interruptions and processing errors may result from various causes, including disruptions to telecommunications services or the electricity supply. Such disruptions may be caused by human error. There is also the potential threat of telecommunications and electrical disruptions caused by acts of terrorism or the malicious acts of computer criminals, who may attempt to compromise specific systems or generally propagate malicious software, such as viruses and worms. Any extensive or long-term disruptions affecting transaction processors could cause us to incur substantial additional expense, which could have an adverse effect on our business, financial condition and results of operations.

We are susceptible to a changing regulatory environment.

We are subject to a number of current and pending federal and state laws and regulations governing privacy and the use and storage of financial data. Changes to existing laws and regulations or the promulgation of new laws and regulations could increase our operating costs, change our competitive environment or otherwise adversely affect us. We cannot assure you that these laws and regulations will not be amended or interpreted differently by regulatory authorities, or that new laws and regulations will not be adopted, which could adversely affect our business, financial condition and results of operations.

Privacy concerns of our marketing partners, credit card processors and the public may result in increased operating costs.

Privacy concerns make it more difficult for us to obtain and retain marketing partners. Our marketing partners may be subject to public pressure not to divulge information regarding their members to us. Our marketing partners may also adopt more stringent policies regarding the use and disclosure of financial data than their existing policies and practices. If we are required to implement new systems and processes to comply with changes to our marketing partners’ privacy policies and practices or to address credit card processors’ and the public’s concerns about privacy, this will increase our operating costs and will adversely affect our business, financial condition and results of operations.

Our security measures may not be successful.

We have developed and implemented a number of measures in an effort to keep our member and participating merchant data secure. We continually work on enhancing and improving our security measures. These measures may be expensive and involve hiring additional personnel or suppliers and consultants. The measures we have taken and may take in the future may not be successful. The complete or partial failure of our security measures could result in damage to our reputation, the loss of members and participating merchants and the filing of claims and lawsuits against us. Thus, failure of our security measures could adversely affect our business, financial condition and results of operations.

We are susceptible to restaurant credit risk.

We typically purchase Rights to Receive from restaurants that participate in our Dining Credits Purchase Plan. These Rights to Receive are generally converted to cash when our members patronize participating restaurants. However, we may not be able, upon the failure of a participating restaurant, to collect any or all of the amount of the outstanding Rights to Receive that we have purchased from that restaurant. Although we generally secure Rights to Receive by obtaining personal guarantees from restaurant owners or security interests in available assets, we cannot assure you that these measures will be adequate to enable us to recover our outstanding Rights to Receive. Our failure to recoup a significant portion of our Rights to Receive would harm our cash flow and have a material adverse effect on our business, financial condition and results of operations.

Economic changes could hurt our business.

The success of our business depends on our members’ use at participating merchants of credit cards registered with our program. If the national or local economy slows in the regions in which we do business, our members may perceive that they have less disposable income to permit them to dine out or stay at hotels. As a consequence, they may spend less and use their registered cards less often, if at all. Any decline in program usage would hurt our business. In addition, a sustained economic downturn could cause participating merchants to go out of business or cause our members to dine out or stay at hotels less frequently. It is likely that, if the number of merchants entering bankruptcy rises, the number of uncollectible Rights to Receive would also rise. This would have an adverse effect on our business, financial condition and results of operations.

Alternatively, if the economy is robust and consumers have more disposable income to spend, merchants may be less inclined to participate in our programs due to the reduced need to fill empty tables or hotel rooms. Any decline in the number of participating merchants would hurt our business.

Changes in our programs that affect the rate of rewards received by our members could have adverse consequences.

We have begun to implement a tiered member benefit program that is designed to provide enhanced member benefits to our more active members and reduce member benefits to our less active members. We are also developing alternative marketing propositions for our merchants, some of which may result in lower rates of rewards for our members. If members react to these changes by reducing the frequency of transactions with our participating merchants, our sales could decrease and we could use our Rights to Receive more slowly, which could have a material adverse effect on our business, financial condition and results of operations.

If we lose key personnel, our business, financial condition and results of operations could be adversely affected.

Our success depends, in part, on the skills, experience, efforts and policies of key personnel, including our President and Chief Executive Officer. The loss of one or more of our senior executives or key personnel would have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will continue to retain such personnel.

We are a defendant in lawsuits that, if adversely determined, could result in significant monetary damages and expenses to us and/or restrictions on how we conduct our business.

Our annual reports on Form 10-K and our quarterly reports on Form 10-Q describe matters in which we are a defendant. In addition, from time to time, we become involved in various litigation matters that arise in the ordinary course of business. These matters could result in significant monetary damages and expenses to us and/or restrictions on how we conduct our business, any of which in turn could have an adverse effect on our business, financial condition and results of operations.

We face significant competition in each of our lines of business.

We compete for both members and participating merchants, and we experience competition with respect to different aspects of our business. Some of our competitors provide merchant financing, and others provide loyalty programs. Although we believe that none of our competitors provides the suite of services that we offer and that none of our competitors operates in all of the markets in which we operate, new competitors could enter our business, and increased competition could adversely affect our business, financial condition and results of operations.

Our competitors include discount and rewards programs offered by major credit card companies, other companies that offer different kinds of discount marketing programs and numerous small companies that offer services that may compete with the services offered or to be offered by us. We also compete with various finance companies to address the liquidity needs of restaurant merchants. We also anticipate continued growing competition from various e-commerce ventures. Certain of our competitors or potential competitors may have substantially greater financial resources and expend considerably larger sums than we do for new product development and marketing. Further, we must compete with many larger and better-established companies for the hiring and retaining of qualified sales and marketing personnel. We cannot assure you that we will continue to be able to compete successfully with such entities.

If we are unable to obtain sufficient cash, our business, financial condition and results of operations may be adversely affected.

Our business is cash intensive. We typically purchase Rights to Receive from participating restaurants in exchange for cash. As of June 30, 2004, our cash and cash equivalents and short-term investments were $11.5 million, and we had purchased $141.8 million of Rights to Receive. We cannot assure you that we will be able to raise cash in the future on acceptable terms or at all. If we raise funds through the sale of equity or convertible debt securities, the value of our outstanding stock likely will be reduced.

We are controlled by Samstock, L.L.C. and its affiliates.

As of August 2, 2004, our largest stockholder, Samstock, L.L.C. and its affiliates, beneficially owned in aggregate 5,545,684 shares of our common stock, representing approximately 19.5% (based on 28,412,901 shares of common stock outstanding at February 29, 2003) of our outstanding common stock (assuming the exercise of all exercisable stock options and warrants). Of this amount, 3,253,146 shares were owned by Samstock and its affiliates; 1,759,958 shares were issuable upon the exercise of warrants held by Samstock and its affiliates; and 532,580 shares were held by others but were subject to voting and disposition restrictions in favor of Samstock. As a result of their ownership, Samstock and its affiliates may be able to substantially influence the outcome of all matters submitted to a vote of our stockholders, including the election of directors. Samstock is ultimately owned by trusts established for the benefit of Samuel Zell, the Chairman of our board of directors, and members of his family. The trustee of those trusts is Chai Trust Company, L.L.C. Samuel Zell is not a trustee of Chai Trust Company, L.L.C.

Our board of directors may issue our authorized preferred stock without stockholder approval.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with rights and preferences that may be determined from time to time by our board of directors. Accordingly, our board of directors may, without stockholder approval, issue one or more series of preferred stock with rights which could adversely affect the voting power or other rights of the holders of outstanding shares of preferred stock or common stock. Although we do not have any current plans to issue any series or shares of preferred stock, we may do so in the future.

The future sales of restricted and other shares may cause dilution to each stockholder’s percentage ownership interest and could cause our stock price to decline.

Sales of a substantial amount of stock in the public market (such as the shares previously registered by us), or the perception that these sales may occur, could result in lower market prices of our common stock. This could also impair our ability to raise additional capital through the sale of other securities. As of August 2, 2004, 24,775,444 shares of our common stock and warrants to purchase 1,910,596 shares of our common stock were outstanding. In addition, as of August 2, 2004, 1,567,625 shares of our common stock were issuable upon exercise of outstanding employee and director stock options; 159,236 shares of our common stock were issuable upon the exercise of outstanding director stock awards; and an additional 1,495,889 shares of our common stock were available under our incentive stock option plans for future grant. All of these shares have been registered for sale. The issuance and sale of a significant number of shares of our common stock upon the exercise of stock options and warrants, or the sale of a substantial number of shares of our common stock pursuant to Rule 144 or otherwise, could result in a dilution to each stockholder’s percentage ownership and could adversely affect the market prices of our securities.

The price of our common stock could be volatile.

The market prices of our securities have been volatile and could continue to be subject to significant fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities. In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies.

These fluctuations may adversely affect the price of our securities regardless of operating performance.

Delaware corporate law, our certificate of incorporation and our by-laws contain anti-takeover provisions that could delay or prevent a change of control even if the change of control would be beneficial to our stockholders.

Delaware law, our certificate of incorporation and our by-laws contain anti-takeover provisions that could delay or prevent a change of control of our company, even if a change of control would be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions:

•	authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval to increase the number of outstanding shares and deter or prevent a takeover attempt;

•	prohibit common stockholder action by written consent, thereby requiring all common stockholder actions to be taken at a meeting of our common stockholders;

•	prohibit cumulative voting in the election of directors, which would otherwise enable less than a majority of stockholders to elect director candidates;

•	limit the ability of stockholders to call special meetings of stockholders; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, our certificate of incorporation and the terms of our 2004 Long-Term Incentive Plan may discourage, delay or prevent a change of control of our company. Specifically, Section 203 and our certificate of incorporation prohibit us from engaging in any business combination with an interested stockholder unless specific conditions are met. Also, our 2004 Long-Term Incentive Plan includes provisions that allow us to grant options, stock appreciation rights and other stock-based awards that will become vested immediately upon a change of control of our company.